Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and the related Prospectus of Tetraphase Pharmaceuticals, Inc. for the registration of up to $125.0 million of debt securities, common stock, preferred stock, units and warrants and to the incorporation by reference therein of our report dated March 6, 2014, with respect to the consolidated financial statements of Tetraphase Pharmaceuticals, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

May 1, 2014